Exhibit 99 (g)(3)

As a follow up to the June 6 press release announcement, we at Argent Institutional Trust

Company (AITC) want to take this opportunity to introduce ourselves and welcome you to the AITC family of valued clients. We look forward to supporting your continued success by providing the exemplary level of service you have come to expect and deserve.

What is Happening?

On May 9, Huntington National Bank (HNB) and AITC entered into a definitive agreement for AITC to acquire the corporate trust and custody business from HNB. In the process, AITC will acquire all of HNB’s Corporate Trust and Custody Services associates, certain operational infrastructure, and certain technology. You will continue to work with your current relationship team and we will keep you well informed of any changes along the way. We will strive to ensure that the conversion process is invisible to you and does not disrupt your current processes.  AITC has a long history of similar transactions and successful conversions.

AITC and HNB will maintain an ongoing strategic partnership to continue to provide needed trust, escrow, and custody solutions to HNB’s clients. By aligning AITC’s administration teams with HNB’s corporate, commercial, and government banking teams, HNB’s clients will continue to have access to their current solutions and more.

Who is Argent Institutional Trust Company?

Originally founded as Trust Management Incorporated (TMI) in 1954, TMI was a Texaschartered trust company. In August 2023, TMI’s holding company merged with Argent Financial Group and its name was changed to Argent Institutional Trust Company (AITC).  AITC is headquartered in Tampa, Florida, is now a Florida trust company, and is regulated by the Florida Office of Financial Regulation. Since its inception, AITC has grown into a full-service provider of trust and agency services.

AITC currently operates administration offices in Tampa (FL), Atlanta (GA), Fort Worth (TX),

Milwaukee (WI), and New York City (NY), and will now add new offices in Columbus and Cincinnati (OH), Indianapolis (IN), and Grand Rapids (MI). AITC delivers exceptional client care across four primary service categories: trustee, escrow, and loan agency; custody services; IRA; family office and investment partnerships.

AITC is a wholly owned subsidiary of Argent Financial Group (Argent), a leading, independent client asset services firm with a particular focus on corporate trust and custody services through AITC. Following this acquisition, the firm will be responsible for more than $175 billion in client assets. Formed in 1990 in Ruston, Louisiana, Argent can trace its roots back to 1930.

What Happens Next?

Soon you will be receiving a more expanded welcome package that will provide more detailed information about the conversion process, how to work with AITC, and what to do if you have any questions or concerns.

As you move forward and have new and additional transactions, we hope you will continue to place your trust in your AITC team to handle any transaction from the simple to the most complex.

We have addressed what we believe will be some of the more pressing questions you may have in the below Talking Points and Frequently Asked Questions.

Sincerely,

Steven B. Eason, CCTS

Argent Institutional Trust Company, Chief Executive Officer

Luke McCabe

Salem Trust Company, President

Argent Institutional Trust Company Acquisition

of Custody Services from The Huntington National Bank

Frequently Asked Questions

Summary

1. On May 9, 2025, The Huntington National Bank (“HNB”) entered into a Definitive Agreement with Argent Institutional Trust Company (“AITC”) for AITC to acquire HNB’s Corporate Trust and Custody Services.

2. The transaction includes the transfer of key client relationships, personnel, technology, and operational infrastructure from HNB to AITC.

3. HNB and AITC will maintain an ongoing strategic partnership to continue to provide needed trust, escrow, and custody solutions to HNB’s clients.

4. The acquisition’s targeted completion date is on or about August 31, 2025.

Frequently Asked Questions

Q What’s Happening?

HNB and AITC entered into a strategic transaction in which AITC will acquire HNB’s Corporate Trust and Custody Services. HNB will partner with AITC to ensure the ability to provide a complete solution set for HNB’s valued customers. Both firms are excited about the engagement as it means access to a broader set of solutions for clients through Argent Financial Group.

Q: Who is Argent Institutional Trust Company)?

AITC is a leading provider of bespoke Corporate Trust and Institutional Custody solutions.  Headquartered in Tampa, Florida, AITC delivers a deep and diverse set of asset servicing solutions that are provided to a broad range of customers.

Originally founded as Trust Management Incorporated in 1954, TMI was a Texas-chartered trust company. In August 2023, TMI merged with Argent Financial Group to become AITC and is headquartered in Tampa, FL, as a Florida trust company. Since its inception, AITC has grown into a full-service provider of trust and agency services.

AITC currently operates administration offices in Tampa (FL), Atlanta (GA), Fort Worth (TX),

Milwaukee (WI), and New York City (NY), and will now add new offices in Columbus and Cincinnati (OH), Indianapolis (IN), and Grand Rapids (MI). AITC delivers exceptional client care across four primary service categories: trustee, escrow, and loan agency; custody services; IRA; family office and investment partnerships.

Following this acquisition, the firm will be responsible for more than $175 billion in client assets.

Q: Is AITC a bank?

No. Argent Institutional Trust Company is an independent, non-depository, non-lending trust company. To handle client cash and assets, AITC maintains depository trust accounts with financial institution partners. This is how all trust companies function.  Importantly, your operational accounts you maintain with Huntington as part of your current services will remain in place.

Q: Will my Relationship Manager and Service Team Change?

We are pleased to say that AITC will be retaining all the HNB colleagues delivering your service.  Your Relationship Manager and Client Service Manager will not change.

Q: Will there be any changes to my contract?

We expect client contracts to remain substantially unchanged. In certain cases, amendments may be required to meet statutory requirements, but we expect the terms of the agreements to remain unchanged.

Q: Will my team need training to operate in the new environment?

The good news is that AITC and HNB use the same trust accounting systems, client portal tools, and workflow forms. As a result, we expect minimal disruption as it relates to your team’s training needs.

Q: I am glad to hear that the underlying technology is the same – but there must be some changes?

Yes, there will certainly be some minor changes with the trust system conversion. For instance, trade settlement instructions will change, and cash-sweep investments could potentially be different. It is expected that your HNB deposit account or operating DDA will not change as part of this new partnership.

Q: When is this happening?  What is the timeline?

The Custody migration is expected to occur in mid-Q4.

Q: Will there be disruptions to our normal processes?

We are striving to minimize the impact to current processing and fully believe that this migration if the least disruptive route for all clients. We collectively benefit from the fact that both providers leverage the same technology for accounting, workflow, web portal, statements, etc.  Further, your banking information should remain unchanged.

Q: Who do I call if I have a question or a concern?

Since AITC is retaining the entire HNB relationship management, client services, and operations teams, you will continue to work with the same people you do today.